Filed by Charter Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Act of 1934
Subject Company: Time Warner Cable Inc.
Commission File No. 001-33335

The following is a transcript of Chris Winfrey’s remarks during the Deutsche Bank Media, Internet & Telecom Conference on March 7, 2016.

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EDITED TRANSCRIPT
CHTR - Charter Communications Inc at Deutsche Bank Media, Internet & Telecom Conference

EVENT DATE/TIME: MARCH 07, 2016 / 07:05PM GMT

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MARCH 07, 2016 / 07:05PM GMT, CHTR - Charter Communications Inc at Deutsche Bank Media, Internet & Telecom Conference

CORPORATE PARTICIPANTS
Chris Winfrey Charter Communications, Inc. - EVP & CFO

PRESENTATION

Unidentified Participant

Okay, thanks everyone for coming. I'd like to introduce Chris Winfrey, Executive Vice President and Chief Financial Officer of Charter Communications. Chris, thanks for joining us.

Chris Winfrey - Charter Communications, Inc. - EVP & CFO

Thanks for having us.

Unidentified Participant

Chris, maybe you could start by just talking about your team's priorities for the year and the outlook for 2016 for Charter?

Chris Winfrey - Charter Communications, Inc. - EVP & CFO

Sure. Well, Charter, as it exists today has significant operating momentum. So, the first task at hand is really to continue that operating momentum and that means growing at the type of rate that we've been growing and trying to accelerate it as we've been doing. We've been doing that through putting an attractive pricing and packaging structure in the marketplace and making sure that our product is superior in every respect in terms of our competitive footprint. And at the same time to improve the service quality that we provide through call centers and from field operations, transactions such that we lower churn, we reduce the need for customers to call and as a result of the combination of selling more product and having lower churn and having lower service transactions to actually increase our revenue, but also to increase our EBITDA and to increase our cash flow along the way.

So the first objective is really continue the operational execution of the go-to-market strategy that Charter has. The second one is to continue to improve our product set and continue rolling out Spectrum Guide which is currently being rolled out in Missouri, in Nevada, and to continue make improvements to the Spectrum App and to increase the amount of Video On Demand that's available, both in the home and out of the home on the set-top box, on the app for in-mobile and mobile devices where we provide all of our television today. And the third one, objective really is obviously to finish closing the transactions with Time Warner Cable and Bright House and to continue to plan the integration of what's a significant set of assets and put ourselves in a position where we can take that consumer-friendly operating strategy and apply it to a larger set of assets and really to accelerate the revenue growth and cash flow contribution from those assets for the benefit of the three companies' respective shareholders, where all ended being shareholders of the new Charter.

Unidentified Participant

And in addition to, I mean, are there any other kind of benefits of the deal going back to the original time when you were looking at the transaction? What were the things that really kind of made you pursue consolidation and pursue Time Warner Cable specifically.

Chris Winfrey - Charter Communications, Inc. - EVP & CFO

It wasn't to get bigger just to get bigger and it also wasn't to -- the reason that we acquired TWC and Bright House wasn't to complete a bunch of transaction synergies either and as painful as it is for finance got to say and it's also not because of the significant tax value that gets created along the way. The real economic rationale for making these acquisitions was to accelerate the revenue growth and by doing so, in order to do so to accelerate the customer relationship growth, accelerate revenue growth, to have a larger penetration of our products per household and to have a larger penetration on products over a fixed number of passings, so that you get the benefit of a fixed operating cost infrastructure and you have the ability not only to grow EBITDA, but to grow your utilization on these fixed set of assets, which translates into margin and cash flow for passing. And that's what we really found attractive. The other pieces of getting transaction synergies and accelerating the utilization of tax assets and maybe having some benefits of scale overtime and then in terms of technology development those were all add-ons or pluses, but it wasn't really the rationale for going out and getting bigger.

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MARCH 07, 2016 / 07:05PM GMT, CHTR - Charter Communications Inc at Deutsche Bank Media, Internet & Telecom Conference

Unidentified Participant

What are your latest expectations on timing of the merger closing and maybe if you could talk about California specifically as well.

Chris Winfrey - Charter Communications, Inc. - EVP & CFO

Sure. The good news is that the public record is actually pretty deep and complete. There's a number of ex parte filings that have been filed, there is a very public shot clock, which of course the FCC could decide that they're going to extend, but they've not said that today, so our assumption is that we continue to work towards the shot clock and by virtue of the ex parte that have been filed, most people can see the type of discussions that we're having with the FCC and we're looking forward to finding a productive path forward in a way that makes sense, first for the social benefits that they're looking to achieve through the transaction as well as making sure that it's economical for our shareholders as well.

In terms of California, we were able to bring in the final review date by a month to May 12 and right now that looks to be our best case scenario even if the FCC and DOJ were done sooner.

Unidentified Participant

Okay and so once you're through closing, what are the initial areas you're going to focus on as you start to execute the integration and implementing your operating strategy on the acquired assets?

Chris Winfrey - Charter Communications, Inc. - EVP & CFO

So, we have a seasoned operating team that's in place, that's been planning this integration for some time. There are a number of different things that we're looking to do, one of which is make sure that we have the organizational structure setup with clear responsibility and authority from day one as to who's tasked with doing certain types of activities. The change management is under control from a customer perspective that as things occur, it happens in a disciplined and controlled environment. Another area is to make sure that is quickly as possible we can get out with a competitive pricing product and packaging structure into the marketplace, so that we can do what I mentioned was the key reason to do the set of acquisitions, which is really to accelerate customer relationship growth and therefore increase the revenue growth, increase the top line.

So getting new pricing and packaging out as quickly as possible is probably one of the key priorities. In addition to that as we roll out new pricing and packaging and as we start to implement Spectrum Guide, we'll rebrand the assets along the way under the Spectrum brand. We'll continue to take TWC and Bright House all digital and make sure that we really unleash the power of the broadband network that's there, increase the speeds and be able to provide a fully competitive product set whether there is in fact competition or not, that's how we behave in the marketplace as if there is always a fire in the footprint.

Unidentified Participant

I going to come back to some of those things. But first let me ask, I mean, should we expect there to be significant integration costs in the short-term that are going to offset the impact of some of the synergies?

Chris Winfrey - Charter Communications, Inc. - EVP & CFO

All that is depending on definition of what's significant or material. There will be some costs along the way. We've had a fair amount of cost to date, which we've been labeling as transition capital and transition OpEx. If anybody's looking at our financial statements notice that we've been planning this transaction for a while and we've been trying to spend and to build platforms, cloud-based operating platforms to get ahead of the transactions to be able to in a position to integrate the assets faster and to put a better product out as quickly as possible and to improve our service as quickly as possible.

So we've been spending on those type of categories. We're going to continue to do so, post-closing. There may be some one-time costs along the way that are attached to the achievement of some of the transaction synergies. But as we have been in the past, we're going to be very transparent, we'll label that for people, so that they can take a look at what the total financial results were, what was the recurring and the non-recurring portions of it and as we develop synergies along the way, we'll disclose that as well as to what portion of the growth is really coming from transaction synergies.

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MARCH 07, 2016 / 07:05PM GMT, CHTR - Charter Communications Inc at Deutsche Bank Media, Internet & Telecom Conference

Unidentified Participant

And one of the things that your team has talked about is in-sourcing a lot of the functions that are currently outsourced to Time Warner Cable, whether its field operations or call centers. As you bring those costs in-house, how should we expect those costs to be absorbed and I guess what's the margin trajectory as those costs come on board and you've got a kind of transition.

Chris Winfrey - Charter Communications, Inc. - EVP & CFO

Well, it's a similar path to what we've experienced already at Charter. Since Tom joined the Company in 2012, we've added about 7,000 net FTEs. So we've grown from about 17,000, 18,000 to 24,000, 25,000 employees. We are going to need to do the same thing in the new company. So if you just take that pro rata, need at least 20,000 net FTE hires, which is a lot of hires into call centers, into field operations. When we did it at Charter, there was an initial lag effect in the time that it takes to get new hires up and productive, there is fairly high turnover positions in some cases. So you could get to a steady state where you had productive employees that could actually turn it into a net productivity as opposed to a net cost.

In the meantime, while you are unproductive, your hiring internal resources may continue to rely on outsource labor until you can turn that off and have productive in-house people. When you do get to that point, what ends up happening is because the quality of the transactions is so much higher, there is a first call resolution or the lack of a repeat trouble call and what ends up happening is you lower the amount of transactions that are service transactions, that are occurring inside your business and so you see just the opposite impact take place which is even though you're spending more on a per transaction basis because you have your own in-house labor that you've trained and equipped. Your cost per transaction is higher, but the number of transactions goes down dramatically and as a result end up saving on service cost, end up having lower churn, and you get a higher ROI on the investment that we make every day when we acquire a customer. The one key difference here with Time Warner Cable and Bright House, is what we did at Charter, they're both transaction synergies, to help (inaudible) along the way from a margin perspective. And in this case, there will be significant transaction synergies, which in essence allows us to reinvest this transaction benefit into the company to make us more competitive and to provide a superior service faster.

Unidentified Participant
You mentioned before implementing Charter's pricing and packaging into the acquired assets, question on that as you do that, how should we think about the residential ARPU and revenue trends at the acquired assets during that phasing in of those of the new packaging?

Chris Winfrey - Charter Communications, Inc. - EVP & CFO

I think if you low back to the trajectory that occurred when we deployed the same strategy at Charter, what you would find is very early on, you saw an acceleration of the units' growth, so PSUs, and acceleration of the customer relationship growth. The ARPU growth took a little bit of time because there is a selling of highly promotional products at a very attractive price and so going with new pricing and packaging means lowering your pricing on every single one of your products, removing cable modem rental fees on the increment and to lower the set-top box pricing on new sales relative to what's been done today. And often I tell people it's not usual that you'll see a CFO smile when he's talking about all of that, but it's because you know when you have faith that by doing so, you're actually going to sell more products in the household than you would have otherwise and as a result by having a consumer-friendly pricing and packaging strategy, you actually increase the revenue in the household, because you've provided more utility to the household. And as a result, your revenue goes up faster, and as a result, you sell more products faster. It does take several quarters to see that roll through.

And so what you first see is the units as I described before, a few quarters later, you'll start to see ARPU, so residential revenue per household start to rise. And as the benefits of our operating strategies take hold, which in Charter's case took a good 12 to 18 months. You start to see EBITDA flow in a more accelerated way, in a way that mirrors the residential revenue growth. I mean if you look back to last year in our fourth quarter, our residential revenue growth for the entire year was at or above 7%. And, our fourth quarter EBITDA growth, it excludes some of the transition OpEx was about 8.5%. So our EBITDA is now in a position where it's growing faster than our revenue -- that takes time. In the context of the TWC and Bright House transactions, the one difference relative to what I just described is you will have these transaction synergies, which actually allows us to perhaps go faster even in making those investments to improve the product and service.

Unidentified Participant

On the legacy Charter operation side, your unit growth revenue, EBITDA growth is leading the industry. How long do you think that runway is for growth for Charter across your products and customer segments?

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MARCH 07, 2016 / 07:05PM GMT, CHTR - Charter Communications Inc at Deutsche Bank Media, Internet & Telecom Conference

Chris Winfrey - Charter Communications, Inc. - EVP & CFO

We have operating momentum at Charter, because we have a very highly competitive product set and because we have this service that's very good and it's improving and it's now being recognized in the market. I think all cable assets are under penetrated, and that's one of our core beliefs at Charter is that if managed properly and if you provide significant bandwidth into the Internet product and you have consumer-friendly operating practices about the way that you deploy your products into the household that you can have significant outsize unit growth for a prolonged period of time.

As good as our growth has been, we remain significantly underpenetrated and satellite still has as much market share in our footprint as Charter does despite all the improvements that we've made and how competitive we've become. And so I think Charter is -- the legacy Charter footprint has operating momentum, it's actually very difficult to get operating momentum, but once you have it, there is [inertia], which means that it continues to go along the way. And as we've seen over the past year, Charter's momentum has been accelerative. Now we get to look forward into a bigger set of assets as well.

Unidentified Participant

One of the main concerns that we hear from investors in the period following closing is the CapEx is going to end up being higher than initially thought because of more upfront investment required to bring Time Warner Cable's plant CBS to Charter's standards, is this something that investors should be concerned about?

Chris Winfrey - Charter Communications, Inc. - EVP & CFO

I don't think it's something they should be concerned about. Look if we see opportunities to grow revenue faster and to deploy more capital earlier, so that we can grow faster for more prolonged period of time, I'll be honest, we'll do it. We are not going to manage quarter-by-quarter for even a full year's reported result if we think it's the right thing to do to put the business in a position to grow. That's not me telling you I think we are going to spend more money, I don't, relative to what was in the proxy statement. But if the opportunity exists to do go all digital faster, we're not going to allow ourselves to be controlled by what a business plan would have said was the pace at which we could go. If we can go faster on Spectrum Guide than what we'd anticipated, that's the right thing to do as well and we would go do that.

You mentioned one of the reasons that we could spend more capital would be the quality of the TWC network. The quality of TWC network is actually very good. It's in much better shape than where Charter was back in the 2011 and 2012 time frame. They didn't go through a long period of financial distress. The Bright House Networks have been very well cared for. So the quality of the infrastructure and the plant is in much better condition than what it was at Charter. And even some of the assets, particularly in TWC that exist when you think about data centers and IP video on demand, central locations, these are assets that Charter was either building today or would have to build in the future, we get to step into some very high-quality assets along the way. So, this is not a set of assets, either for TWC or Bright House that's been under-funded. I think the areas of investment so to speak will be investing in their willingness to sell product on the increment at a lower price to being willing to put in more functional CPE and per transaction we need to raise set-top boxes and to in-source labor to be able to provide a better quality service through your own employees, which means deploying a lot more tools, test equipment, trucks, facilities to house all these people. That type of capital will need to be spent, but these are all things that we anticipated and there's been no real surprise as we've gone along with this process of what we're really getting at Time Warner Cable or Bright House.

Unidentified Participant

Maybe as a follow-on to that, Worldbox, does that offer significant set-top box cost reduction opportunity for the acquired assets based on -- at least based on what you think they're spending today, you guys put a lot into that project obviously.

Chris Winfrey - Charter Communications, Inc. - EVP & CFO

The beauty of Worldbox is it enabled us to achieve much lower unit cost pricing even before we had Worldbox developed and deployed. It was the idea that we were heading down a path of going to a downloadable security, which has been a key Charter tenant, and that it meant that you would have a competitive box industry with the ability to buy boxes anywhere in the world at very low prices, which meant that the incumbents that were already in this space here in the US for boxes knew that if they wanted to be a supplier of Worldbox, needed to significantly bring down the existing box prices. First, we had a waiver box, where we had a waiver from the FCC on the integrated security, but also for CableCARD box prices have come down as a result of this pending competition, now real competition as a result of buying Worldbox and I think the vendors cooperated very well with Charter put themselves in a good position to go do that. So on the increment on a relative comparable two-way set-top box, I think Worldbox already has achieved all of that and it's going to continue to get better and we'll be able to deploy that type of technology on TWC and Bright House. That's a little bit of a tricky question that you asked because on the increment we're going to be deploying two-way set-top boxes as opposed to even lower cost one-way DTAs and that's a fundamental belief of Charter that being able to provide video on demand, just significant infrastructure and investment already inside the business that sits behind it, being able to enable two-way video on demand on every single outlet and having very good security of knowing exactly where your boxes are and having a better user guide and user interface in search and discovery on every single outlet in the home, was actually pretty important to us in terms of the competitive advantage of having a two-way network. So that's an area we're willing

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MARCH 07, 2016 / 07:05PM GMT, CHTR - Charter Communications Inc at Deutsche Bank Media, Internet & Telecom Conference

to invest in. So, I would say, on a relative basis we can buy two-way set-top boxes cheaper and continue to do so going forward, yes, on the increment will be slightly higher than the one-way box. So, we'll be investing more per transaction as a result of using two-way boxes, but less than one otherwise would have bought as a result of Worldbox strategy.

Unidentified Participant

And you mentioned replacing a full set-top box strategy over DTAs, when you look at the embedded base of DTAs with those just sort of the swapped out overtime through attrition, is that the thought process?

Chris Winfrey - Charter Communications, Inc. - EVP & CFO

I don't think there is any desire to go create a second customer disruption, if customers have already been disrupted one time through an old digital process, but on the increment for every transaction where we're at the house or there is an opportunity for a customer to move into new pricing and packaging, for example, has the ability to whether it's with the truck roll or a drop-ship with self-install to provide them a two-way fully functional HD set-top box to enable the competitive advantage that we have. It's worth mentioning as well, Charter doesn't only provide video through the set-top boxes. We have over a million of our customers have downloaded the Spectrum app, which is the ability to have cable TV on an Android or an IOS device. We've also enabled Spectrum TV, the cable TV product through the Roku box behind a [modem], and so with the households of in mobile devices. So, we continue to move down the path where the video product is being provided wherever, whenever the customer desires that to take place.

Unidentified Participant

What about fiber to the home deployment, how does that fit into your long-term plan?

Chris Winfrey - Charter Communications, Inc. - EVP & CFO

Fiber to the home is something that is an interesting topic to look at going forward. We haven't done much of it, if any today, it's something that I think on the increment, it's something that all the cable operators are thinking about. If you're going to do new build, how much of it would you be doing with coax and how much of it would you be doing with fiber to the home. There are technical issues around video delivery when you're delivering over glasses opposed to coax. But I think it's an area that we'll continue to explore in the new Charter.

Unidentified Participant

And what about DOCSIS 3.1 deployment, how is that going to impact the capital budget and can you talk about Charter's plan for timing around that deployment?

Chris Winfrey - Charter Communications, Inc. - EVP & CFO

So Charter today for DOCSIS 3.1, we don't have any concrete plans today. And the reason for that is, we have a lot of pressing priorities in front of us, close the transaction (inaudible) for all the things we've been talking, on all digital new pricing and packaging Spectrum Guide. And I think at some point we'll turn our attention to that. I think there are others in the industry who are being moving faster and it will be good to watch. It's still a little bit early in terms of the availability of all the gear, but from a cost perspective, everything that I've looked at it's not that expensive to go turn the network into DOCSIS 3.1 capable so long as you are not running out and swapping out all of your modems in a single foul swoop, which is not the path you would want to go.

Unidentified Participant

What about WiFi deployment. Is this something that could become a significant part of the capital budget over the next couple of years? What you think about that?

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MARCH 07, 2016 / 07:05PM GMT, CHTR - Charter Communications Inc at Deutsche Bank Media, Internet & Telecom Conference

Chris Winfrey - Charter Communications, Inc. - EVP & CFO

WiFi is already a part of our budget. By that I mean a significant portion -- a majority of our Internet customers, both residential and S&P, have WiFi deployed through service that we provide. And so we're already investing significantly in WiFi. TWC and Bright House and now Charter also doing out of home WiFi deployments that we've made commitments around that as part of the transaction to do more of it. So, is it usually material? No. But is that already inside the numbers that you're looking at for the three companies, it is and will continue to do so.

Unidentified Participant

So we're estimating your pro forma leverage ratio will decline to about 3.9 times EBITDA by the end of 2017. Even if we assume the recent no proceeds were used to buy Spectrum, which (inaudible) participate or not, that would still leave you at 4 times and declining. How should we think about capital allocation once you hit the low end of your leverage target?

Chris Winfrey - Charter Communications, Inc. - EVP & CFO

With the $1.7 billion that we just raised, that was really for refinance. And so our intended use of the $1.7 billion is to re-finance existing notes. And, we did hold on to the cash in the event that there was stock market dislocation and our stock price was lower and the TWC shareholders elected for the higher amount of cash, that effectively we would have pre-funded some of the high-yield bridge. As we sit here today that doesn't look very likely, but we have that available to us, but we intend to really use the $1.7 billion for re-financing. But your point -- you brought a point about leverage, so we have a target leverage between 4 times to 4.5 times in the context of the new company we said we would target at the lower end of that range. Even if you try to do that, because of the size of the Company in the amount of cash flow that it generates, it's going to be a challenge; a first-class problem to have is -- this would be a challenge to redeploy that amount of cash simply because the fact that we expect to grow fast, it mechanically delevers and we have big large tax assets, which means that you're throwing off a lot of cash flow. So if you intend to stay to target leverage range below four times, that means we're going to be looking for opportunities inside the business that have a very high ROI to invest inside the business. While that's not what we're looking for today because we have our hands full, to the extent there is attractive M&A down the road that's somewhere obviously we would look at. In the absence of those, we do share buybacks, which even if you go through those three categories, it's a lot of any one of those three items, and it's a lot of all those three items, in order to sustain that type of leverage. In the worst case scenario, we'd create equity value through mechanically deleveraging and bring it down below that level, if we didn't have a better way to generate a return for shareholders.

Unidentified Participant

How do you think about your opportunity in the wireless business over the medium to long-term and maybe from both an offensive and a defensive posture?

Chris Winfrey - Charter Communications, Inc. - EVP & CFO

I think we view ourselves as already a serious player in the wireless business today. Over 80% of the wireless traffic that's being provided by mobile operators, it's actually being carried over our Wi-Fi network. And they use us in many cases for cell backhaul. So, we're already there. The big difference is that we're not really monetizing that service that we're providing. And so that's something that interest us overtime. It could be a combination of a bunch of different ways of getting into the space, could be through MVNO, could be through partnership, could be through buying some Spectrum. I think in all those cases, none of which really would be mutually exclusive to the other, it's probably in a much more capital light intensity way that most people would imagine because of the existing network infrastructure that we have, the Wi-Fi services that we already provide in the home, in the business, out of home overtime increasingly and the architecture of how our networks (inaudible) ability to actually cooperate with other wireless providers at the time.

QUESTION AND ANSWER

Unidentified Audience Member

(inaudible - microphone inaccessible)

Unidentified Participant

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MARCH 07, 2016 / 07:05PM GMT, CHTR - Charter Communications Inc at Deutsche Bank Media, Internet & Telecom Conference

Sure go ahead.

Unidentified Audience Member

(inaudible - microphone inaccessible).

Unidentified Participant

Yes. What -- I'll just hold on for a few minutes and I'll come. Let's talk about programming costs for a second. So how do you see growth in programing cost trending over the next, say, three to five years and do you think we're at a point where consolidation and content fragmentation are shifting some of the leverage to yourselves and other distributors?

Chris Winfrey - Charter Communications, Inc. - EVP & CFO

Frankly, I expect it to continue to increase. I don't think there is an opportunity to roll back programing costs. I think is a function of how the business is developing and that it's been fully penetrated from a Pay TV perspective. It's difficult for a content provider to be able to get additional unit growth inside the traditional space today. But I don't see the way that people package themselves as programmers falling apart overnight and I don't see the business model getting re-priced overnight. Could it be that the pricing increases are a bit more moderate than what they've been in the past, I certainly hope so. I wish it would roll back, but I don't think that's happening anytime.

Unidentified Participant

And we -- can you remind us of your timeline for rolling out Spectrum guide to the legacy Charter footprint and can you just frame what the rollout costs are to the extent that are meaningful?

Chris Winfrey - Charter Communications, Inc. - EVP & CFO

Sure. To the extent that we were not in this transaction with TWC and Bright House, we would be doing a majority of the Charter footprint with Spectrum Guide rollouts this year. It's going very well, and technically it's work every bit as much we expected. It's scaling well and that's had positive customer feedback. We're rolling it out in Missouri, in Nevada, right now. I think Tom was mentioning publically last week that one of the things that we're thinking about as an operator with 4 million video customers today is about to become an operator with 17 million video customers. So just sit back for a second set of racing to deploy it on the Charter footprint and think about how you reduce Spectrum guide on the increment going forward inside the Time Warner Cable and Bright House footprint. Particularly if you are going to be put in a position where you're going to want to present the rebranding of the company into Spectrum, is this an asset that you should think about the way that you deploy in that context and the answer is yes.

So we haven't made any firm decisions yet in terms of how we use it and how quickly we'll go into TWC and Bright House footprint. But I think it could be the case that it causes us to slow down just a little bit the Charter footprint, so that we can have a holistic strategy across the entire new footprint.

Unidentified Participant

From a technology standpoint, I mean do you think it's (multiple speakers).

Chris Winfrey - Charter Communications, Inc. - EVP & CFO

And some of the concerns that we had heard in the marketplace about congestion with the video on demand streaming, we've not seen any of that. It's very fast, it works very well and we're able to deploy it with minimal customer disruption, which is really the important point. So the economics of it, we're not having to do truck rolls, we're not having to replace existing set-top boxes, we do need to put some more servers at the edge in the local network environment, but it's dramatically less costly in going into all the homes and swapping out all the boxes to go put an IP user interface in place.

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MARCH 07, 2016 / 07:05PM GMT, CHTR - Charter Communications Inc at Deutsche Bank Media, Internet & Telecom Conference

Unidentified Participant

And why don't we go to the audience, actually it's about five minutes left? Go ahead John.

Unidentified Audience Member

(inaudible - microphone inaccessible).

Chris Winfrey - Charter Communications, Inc. - EVP & CFO

So I'm not sure that the mic was on, so for particularly the broader audience and also on webcast question is for SMB and enterprise what are the advantages that this transaction brings to those two different segments. Let's start off with SMB and in the SMB space, Charter reorganized SMB at the beginning of last year. And what we did is, we made it more akin to the residential business, which meant providing lower prices per product, faster speed, more simple products set that could be not only better marketed and understood in the marketplace that could be sold better, it could be provisioned better and serviced better at Charter at scale. And so as a result of that we've significantly increased the volume of sales in the SMB segment. We've looked to be doing the same thing with TWC and Bright House. The advantages of the transaction really is from a marketing perspective and a local service operation and it's very similar in the SMB space to what you'd expect in the residential space, which is the ability to project your marketing in a DMA by having better market coverage and making marketing and sales more effective and more efficient to induce you to do more of it. Similarly for providing service, it's easier to provide service when you have more full and complete DMA coverage. Could you pick up on some additional cities along the way for some SMB through franchising, whatnot, yes, you could do that as well. You can think about the local pizza shop that had a franchise in Charlotte and one that had a franchise in St. Louis and that you can service both of them a little bit better, but that would be around the edges. I think the bigger piece is really enterprise where (inaudible) run that business with Time Warner Cable, we will run that business and the new company. And clearly in the enterprise space because you have a larger footprint, you have the ability to sell to customers who have multi-site locations in a better way and you have an ability to develop a product set that's more advanced simply because of the scale and to go into those markets and compete and take business away from the incumbents more aggressively.

Unidentified Audience Member

Thanks, Bryan. Two questions, one of your own consumer-based and then one about Time Warner Cable to follow up on the pricing. So within your own base, you have 31% of your consumers that don't take video, that ratio has been rising with time. What are the top three regions when you survey that 31% base for not taking video and why do they continue to rise?

Chris Winfrey - Charter Communications, Inc. - EVP & CFO

That's a good question. The non-video portion of the base has continued to rise. In a weird way, all components of the business have raised. We have more triple play customers and we continue to grow our triple play customers, but we've also grown non-video portion of that base as well. So all boats are rising. Why would somebody be taking a non-video? There's people who have satellite where Internet product is very attractive and we haven't been able to convince that customer to move over to Charter's video as well, but we've started out with an Internet relationship. Our goal is to put as many of the services as possible into the household, but selling single play Internet while it's not the first place that we go to in terms of our marketing strategy. We're happy to have those customers as well. Overtime, if we have the chance to earn their business back to a better customer service reputation, particularly given Charter's past at least we have an existing billing relationship with the customer.

Obviously there are some customers in there as well, where there's an affordability issue and the ability to take video programing from us or from satellite has gotten to a place where it's difficult for them to buy the video product, because of the programing price increases that have been coming through and the way that it sold into the MVPD community. We're trying to do what we can to mitigate that effect by having an attractive bundle and provide more service in, which has the effect of lowering the pricing on every single one of the products. But to the extent that's still an issue, we're happy to be their Internet provider.

Unidentified Audience Member

So number one is DBS levers and number two is economic considerations?

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MARCH 07, 2016 / 07:05PM GMT, CHTR - Charter Communications Inc at Deutsche Bank Media, Internet & Telecom Conference

Chris Winfrey - Charter Communications, Inc. - EVP & CFO

I couldn't hear it. Number one was DBS?

Unidentified Audience Member

DBS levers and the second reason is economic considerations?

Chris Winfrey - Charter Communications, Inc. - EVP & CFO

I think economics, which comes down to people finding alternative ways to go get the video content on the Internet or otherwise. And so I yes, you have the cord cutters who are in there as well.

Unidentified Audience Member

All right. And then the question on Time Warner Cable, if I understood your answer -- you are looking to accelerate unit growth by creating more attractive price packages if you will for that existing Time Warner Cable sub base. But their ARPU, their total ARPU is actually lower than your video ARPU. So what is the -- can you put a little more color as to what does that exactly mean?

Chris Winfrey - Charter Communications, Inc. - EVP & CFO

So we stopped reporting -- we report revenue by product line, but we stopped reporting product ARPU and I don't remember if Time Warner Cable may have as well, part of the issue is because of the bundle allocations that are taking place --

Unidentified Audience Member

Yes, I'm looking at the 110 and 106 for them.

Chris Winfrey - Charter Communications, Inc. - EVP & CFO

All right. If you take a look back to what Charter just recently moved over to the doors methodology for reporting of customer relationships, some of that gap collapsed a little bit. You can have an environment where you sell less triple play, and you have higher pricing for products or higher pricing for boxes and end up with a high customer relationship ARPU, which is the case historically, less so in the past year that Time Warner Cable has done or you can go with the strategy which Charter has had which is to lower your pricing on every single one of your products and get more services per household and end up with a pretty similar total customer relationship ARPU. The big difference is your ability to grow at a 5% plus customer relationship growth rate. And we've been taking less rate increases than just about anybody, including our competitors really if our peers and we've chosen to deploy a strategy that would have us earning more of the revenue through more products in the household as opposed to just taking rate increases.

Unidentified Participant

Thanks Chris.

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MARCH 07, 2016 / 07:05PM GMT, CHTR - Charter Communications Inc at Deutsche Bank Media, Internet & Telecom Conference

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This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Time Warner Cable Inc. (“Time Warner Cable” or “TWC”) and Charter Communications, Inc. (“Charter”), Charter’s subsidiary, CCH I, LLC (“New Charter”), filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a joint proxy statement of Charter and Time Warner Cable that also constitutes a prospectus of New Charter (the “Joint Proxy Statement/Prospectus”). The registration statement was declared effective by the SEC on August 20, 2015, and Charter and Time Warner Cable commenced mailing the definitive Joint Proxy Statement/Prospectus to their respective stockholders on or about August 20, 2015. This communication is not a substitute for the Joint Proxy Statement/Prospectus or registration statement or for any other document that Charter or Time Warner Cable may file with the SEC or send to Charter’s and/or Time Warner Cable’s stockholders in connection with the proposed transactions. On September 21, 2015, Charter's and Time Warner Cable's respective stockholders each approved the merger agreement at their respective special meetings. INVESTORS AND SECURITY HOLDERS OF CHARTER AND TIME WARNER CABLE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the registration statement and the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by Charter, New Charter or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Charter or New Charter are or will be available free of charge on Charter’s website at http://charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955. Copies of the documents filed with the SEC by Time Warner Cable are or will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

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